Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File no.: 001-13388

The following presentation material was distributed to Boston Scientific’s Vice Presidents of Sales & Marketing on December 5, 2005.

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Delivering what’s next.TM

Creating the World’s Leading

Cardiovascular Device Company

Accelerating Diversification and Growth

December 5, 2005

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Safe Harbor: Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific. Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Safe Harbor: Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed. Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant. If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

Powerful Strategic Rationale

Industry Leadership	• Creates the world’s leading cardiovascular device company with combined revenues exceeding $9 billion in 2006
• #1 Interventional Cardiology Platform and #2 Cardiac Rhythm Management Platform
• Third largest medical device company in the world by sales

Enhancing Diversification & Growth	• Acquiring a leading franchise in underpenetrated $10 billion CRM business
• Drives long-term top-line and bottom-line growth
• Adds second drug eluting stent program

Solid Financial Profile	• Steady, diversified cash flow: 2006 EBITDA of greater than $3 billion for combined entity
• Cash earnings accretive by 2008

Combining Two Industry Leaders

Boston Scientific	Guidant

•                  Key businesses:

•                  Drug Eluting Stents

•                  Other Cardiovascular

•                  Endosurgery

•                  Neuromodulation

•                  Established industry leader

•                  #1 in DES (55% U.S. share)

•                  90% of cardiovascular sales from #1 positioned products

•                  75% of other sales from #1 positioned products

•     Key businesses:

•     Cardiac Rhythm Management

•     Cardiac Surgery

•     Vascular Intervention / Endovascular

•     Established industry leader

•     #2 in Cardiac Rhythm Management (30% worldwide share in high-power CRM, 28% overall)

•     $7 billion high-power CRM segment growing at 16-20% per annum

Achieving Size and Scale

2006 Cardiovascular Device Sales	2006 Medical Device Sales

[CHART]	[CHART]

The transaction will establish Boston Scientific as the #1 Cardiovascular device competitor

Note:                  Based on Wall Street Research; Dollars in Billions.

(1)                               Includes Cordis sales.

(2)                               Includes Medical Device and Diagnostic sales.

(3)                               Figures shown assumes full year of combined operation, adjusted for planned Guidant asset divestitures.

(4)                               Includes Medical and Surgical sales.

(5)                               Includes Renal, Transfusion Therapies and Electronic Infusion Systems sales.

(6)                               Based on exchange rate of 1.729 USD / £.

Creating The World’s Largest Cardiovascular Device Company

Boston Scientific and Guidant Combination

•                  Merges two innovative leaders with proven track records

•                  Leverages strong financial capability to diversify into high growth CRM opportunity and complementary DES technology

•                  Strategic and financial diversification

•                  Multiple growth engines in attractive segments – CRM, neuromodulation, interventional vascular (DES) and endosurgery

•                  Combined 2006 projected revenues expected to exceed $9 billion, growing on average 12% per year approaching $12 billion by
2008(1)

(1)       Figures based on Wall Street Research; assumes full year of combined operation, adjusted for planned Guidant asset divestitures.

Summary

•                  The combination creates the world’s leading cardiovascular device company

•                  Powerful strategic and financial rationale

•                  Strength of the BSC Proposal

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Delivering what’s next.TM